Exhibit 12.1

LSB Industries, Inc.

Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2013	2014	2015 (7)	2016	2017
Income (loss) from continuing operations before provisions (benefit) for income taxes and equity in earnings of affiliate	$59,119	$9,259	$(78,666)	$(130,089)	$(71,052)
Add:
Fixed charges	19,027	37,166	40,319	48,297	39,635
Amortization of capitalized interest	26	79	372	2,030	2,272
Share of distributed income of 50% owned affiliate	1,719	590	—	—	—
Less: (1)
Interest capitalized (2)	(3,959)	(14,104)	(30,625)	(15,015)	(255)
Fixed charges relating to Discontinued Operations	(852)	(141)	(148)	(79)	—
Adjusted earnings	$75,080	$32,849	$(68,748)	$(94,856)	$(29,400)
Fixed charges:
Continuing Operations:
Interest expense, net (3)	$13,268	$21,528	$7,324	$30,945	$37,267
Interest capitalized	3,959	14,104	30,625	15,015	255
Estimate of interest in rental expense	948	1,393	2,222	2,258	2,113
Fixed charges relating to Continuing Operations	18,175	37,025	40,171	48,218	39,635

Discontinuing Operations: (4)
Interest expense, net (3)	685	—	10	—	—
Interest capitalized	—	—	—	—	—
Estimate of interest in rental expense	167	141	138	79	—
Fixed charges relating to Discontinued Operations	852	141	148	79	—

Total fixed charges	19,027	37,166	40,319	48,297	39,635

Preferred stock dividends (5)	502	551	3,273	46,317	30,230
Combined fixed charges and preferred stock dividends	$19,529	$37,717	$43,592	$94,614	$69,865
Ratio of earnings to fixed charges	3.9	—	—	—	—
Insufficient coverage (6)	$—	$4,317	$109,067	$143,153	$69,035
Ratio of earnings to combined fixed charges and preferred stock dividends	3.8	—	—	—	—
Insufficient coverage (6)	$—	$4,868	$112,340	$189,470	$99,265

(1)	Only fixed charges that were deducted from income from continuing operations before income taxes should be added back in the earnings computation.
(2)	Interest capitalized during the period is deducted because fixed charges include all interest, whether capitalized or expensed.
(3)

Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.

(4)	On July 1, 2016, we sold our Climate Control Business and its operations have been classified as discontinued operations for all periods presented.
(5)	Preferred stock dividends include the accretion of the carrying value of preferred stock, when applicable.
(6)	For 2014, 2015, 2016 and 2017 earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends.
(7)	The amount of amortization of capitalized interest for 2015 has been adjusted by $220,000 relating to amortization previously incorrectly excluded from the computation.